# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aris Mining Corporation, CIK 0001964504
CUSIP: 04040Y109
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Suite 2400 - 1021 West Hastings St., Vancouver, British Columbia Canada (A1), V6E 0C3
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304857

## Reporting persons
- MMCAP International Inc. SPC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 13,804,061; sole dispositive power 0; shared dispositive power 13,804,061; aggregate amount beneficially owned 13,804,061 (6.8% of the class)
  Comment: segregated portfolio company
- MM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 13,804,061; sole dispositive power 0; shared dispositive power 13,804,061; aggregate amount beneficially owned 13,804,061 (6.8% of the class)

## Item 1. Issuer
Name of issuer: Aris Mining Corporation
Address of issuer's principal executive offices: Suite 2400 - 1021 West Hastings St., Vancouver, A1 V6E 0C3

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by the following (the "Reporting Persons"): (1) MMCAP International Inc. SPC (the "Fund"); and (2) MM Asset Management Inc. (the "Adviser"). The Fund is a private investment vehicle. The Fund directly beneficially owns the Common Shares reported in this Statement. The Adviser is the investment manager of the Fund. The Adviser may be deemed to beneficially own the Common Shares directly beneficially owned by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any Common Shares other than the Common Shares directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Fund is c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands. The principal business office of the Adviser is 161 Bay Street, TD Canada Trust Tower Suite 2240, Toronto, ON M5J 2S1 Canada.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on the Event Date of December 31, 2025.
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on 202,700,000 Common Shares outstanding as of October 29, 2025, as reported on the Issuer's Management's Discussion and Analysis from Q3 2025, as found on the Issuer's website.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MMCAP International Inc. SPC: /s/ Ulla Vestergaard, Ulla Vestergaard/Director (02/17/2026)
- MM Asset Management Inc.: /s/ Hillel Meltz, Hillel Meltz/President (02/17/2026)